Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2014	2013
Earnings available to cover fixed charges:
Income before income taxes	$390	$252
Less: Income from equity investees	1	1
	389	251
Plus: Fixed charges	107	121
Amortization of capitalized interest	2	1
Less: Capitalized interest	2	2
Earnings available to cover fixed charges	$496	$371
Fixed charges (a):
Interest	$91	$106
Capitalized interest	2	2
Interest portion of rental expense	14	13
Total fixed charges	$107	$121
Ratio of earnings to fixed charges	4.64x	3.07x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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